BEVERLY F. SHILLITO            PH : 937-222-2520
bshillito@ssdlaw.com

May 3, 2005

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention:	Mr. Michael K. Pressman, Special Counsel
Office of Mergers and Acquisitions,
Division of Corporation Finance

Re:	Noland Company
Schedule TO-T filed April 19, 2005
Schedule TO-T/A filed April 22, 2005
By Primus Inc. and Winvest Inc.
File No. 5-10806

Dear Mr. Pressman:

     As counsel to Primus Inc., a Delaware corporation doing business as WinWholesale Inc. (“WinWholesale”) and to Winvest Inc., a Virginia corporation (“Winvest”) (collectively, WinWholesale and Winvest are referred to as the “Companies”), I am transmitting herewith the Companies’ responses to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission contained in its letter, dated April 27, 2005, addressed to me, with respect to the above-referenced filings.

     Set forth below are the responses of the Companies to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph number assigned in the Staff’s letter, and is followed by the corresponding response of the Companies.

Will there be a subsequent offering period? Page 6

1.	Disclose how you will inform security holders if you elect to include a subsequent offering period.

Securities and Exchange Commission
SEBALY SHILLITO + DYER
May 3, 2005
Page 2

     Response

     The following will be inserted after the first sentence following the question “Will there be a subsequent offering period?”:

“If we elect to include a subsequent offering period, we will publicly disclose our intentions by issuing a press release no later than 9:00 a.m., New York City time, on May 17, 2005, the next business day after the expiration of the initial offering period on May 16, 2005, and will immediately begin the subsequent offering period.”

5. Certain Information Concerning Noland Company, page 17

Certain Noland Company Projections, page 18

2.	As discussed in our earlier phone conversation, the safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the safe harbor provisions of the Act in this press release is inappropriate. Please revise to delete the reference and to confirm that you will avoid future references to the PSLRA in any additional tender offer materials. This comment also applies to exhibit (a)(5)(ii) to your Schedule TO-T/A filed on April 22, 2005.

     Response

     Each of the Companies confirms that it will not reference the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in any additional tender offer materials. The following will be deleted from the first sentence of the final paragraph of the “WinWholesale/Noland Co. Q&A, Merger of Noland Company, available April 22, 2005” that was filed as Exhibit (a)(5)(ii) to the Schedule TO-T/A filed April 22, 2005:

“within the meaning of Section 21E of the Securities Exchange Act of 1934”.

     The following will be deleted from the sixth sentence of the first paragraph on page 19 of the Offer to Purchase:

“within the meaning of Section 21E of the Exchange Act”.

     The following will be deleted from the first sentence of the final paragraph of the “Text of press release issued by Primus Inc. (dba Win Wholesale Inc.) dated April 12, 2005” that was filed as Exhibit (a)(5)(i) to the Schedule TO-C filed April 12, 2005:

“within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934”.

Securities and Exchange Commission
SEBALY SHILLITO + DYER
May 3, 2005
Page 3

3. Please disclose all the assumptions to which you refer in the first paragraph on page 19.

Response

     Noland Company did not provide to the Companies all of the specific assumptions made by the management of Noland Company in preparing the projections for the fiscal year ending December 31, 2005. The Companies did not inquire as to all the assumptions made by the management of Noland Company. The first two sentences of the first paragraph on page 19 in Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase will be deleted in their entirety and replaced with the following:

“The foregoing projections are based on estimates and assumptions (none of which were provided to WinWholesale and Winvest at the time the projections were provided) made by the management of Noland Company with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are subject to significant contingencies and are difficult to predict, and many of which are beyond the control of Noland Company, Winvest or WinWholesale or their respective advisors. Noland Company has subsequently advised WinWholesale and Winvest that these projections were prepared by Noland Company’s management based on numerous assumptions including, among others, projections of revenues, operating income, benefits and other expenses, depreciation and amortization, capital expenditure and working capital requirements. Management of Noland Company has advised WinWholesale and Winvest of the following key assumptions Noland Company management made with respect to the projections:

Revenues:

•	Enhanced facilities in Florida,

•	Faster re-supply to branches from Noland Company’s distribution and logistics center (the “DLC”),

•	Addition of several new satellite facilities,

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•	Major new air conditioning territory, and

•	Continued inflation.

Operating Income:

•	Reduction of sales items subject to new commission structure, and

•	Enhanced buying by the DLC.

Operating Expenses:

•	Higher expenses from group medical insurance,

•	Operation of more branches,

•	Higher energy expenses, and

Overall a decline as a percentage of sales due to leveraging fixed expenses.”

4.	We refer to the second sentence of the second paragraph on page 19. Investors are entitled to rely upon disclosure that appears in your document. While you may include appropriate language about the limits on the reliability of the information, the bidders may not disclaim responsibility for its accuracy. Please revise.

     Response

     The second sentence of the second paragraph on page 19 in Section 5, “Certain Information Concerning Noland Company,” of the Offer to Purchase will be deleted in its entirety.

5.	Disclose, if true, the extent to which members of Noland management will benefit from a change of control transaction due to the receipt of benefits or other compensation arrangements not shared on a pro rata basis with unaffiliated security holders. Quantify those benefits or additional compensation to the extent practicable. See Item 1011(b) of Regulation M-A.

     Response

Securities and Exchange Commission
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May 3, 2005
Page 5

     The following will be inserted after the final paragraph in Section 5, “Certain Information Concerning Noland Company:”

      Directors’ and Officers’ Indemnification

      The Merger Agreement provides that Parent (as defined in the Merger Agreement) shall cause the Surviving Corporation (as defined in the Merger Agreement) to, and the Surviving Corporation shall, maintain in effect for not less than six years from the effective time of the Merger pursuant to the Merger Agreement (the “Effective Time”), if available, Noland Company’s existing directors’ and officers’ liability insurance (“D&O Insurance”) covering each person who was on or prior to April 11, 2005, or who becomes prior to the Effective Time, a director or officer of Noland Company or a subsidiary of Noland Company (“Indemnified Persons”) (provided that the Surviving Corporation may substitute therefor policies of third party insurers with comparable financial strength ratings to Noland Company’s current liability insurance providers of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time. The Merger Agreement provides, however, that in no event shall the Surviving Corporation be required to expend pursuant to the terms of the Merger Agreement more than an amount per year equal to 225% of current annual premiums paid by Noland Company for such D&O Insurance. In the event that, but for the limitation in the immediately preceding sentence, the Surviving Corporation would be required to expend more than 225% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 225% of current annual premiums. In the event that the Surviving Corporation elects to reduce the amount of insurance coverage as described in the preceding sentence, the Surviving Corporation is required to furnish to the Indemnified Persons then-covered by such D&O Insurance reasonable notice of such reduction in coverage and, to the extent additional coverage is available, afford such Indemnified Persons the opportunity to pay such additional premiums as may be necessary to maintain the existing level of D&O Insurance coverage.

      Noland Company’s existing D&O Insurance has an aggregate limit of liability of $5,000,000. The 2005 premium for the D&O Insurance is $55,000. As a result of the Merger and pursuant to the terms of the Merger Agreement, after the Effective Time, the Surviving Corporation is required to maintain at least the same amount of insurance coverage on the directors and officers of Noland Company, provided that the Surviving Corporation shall not be required to pay in excess of $123,750 in premiums per year to maintain the level of insurance coverage on such officers and directors. Therefore, the directors and officers shall not, as a result of the Merger, receive any additional amounts of D&O Insurance coverage that they would not have received had the Merger not occurred and they had remained as directors and officers of the Company.

      As allowed by Article 10 of the Virginia Stock Corporation Act (the “VSCA”), Article XI of Noland Company’s By-Laws (the “By-Laws”) provides for mandatory indemnification of any director or officer of Noland Company who is, was, or is threatened to be made a party to a proceeding (including a proceeding by or in the right of Noland Company) because (a) he or she is or was a director or officer of Noland Company or (b) he or she is or was serving Noland Company or other legal entity in any capacity at the request of Noland Company while a director or officer of Noland Company, against all liabilities and expenses incurred in

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connection with such proceeding, except such liabilities as are incurred because of such individual’s willful misconduct or knowing violation of the criminal law.

      The full text of Article XI of Noland Company’s By-Laws is attached as Exhibit (e)(3) to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

Noland Company Executive Severance Plan

      On April 11, 2005, upon the recommendation of the Compensation Committee of the Noland Company board of directors, the Noland Company board of directors approved and adopted the Noland Company Executive Severance Plan (the “Severance Plan”), effective as of April 1, 2005.

      Under the Severance Plan, if during a Participant’s Protection Period (as defined in the Severance Plan) either (i) such Participant’s (as defined in the Severance Plan) employment with Noland Company is terminated by Noland Company for any reason other than for Cause (as defined in the Severance Plan) or (ii) the Participant terminates his or her employment with Noland Company for Good Reason (as defined in the Severance Plan) then the Participant is entitled under the Severance Plan to receive a severance benefit equal in amount to the Severance Multiple (as defined in the Severance Plan) times the sum of (x) the Participant’s annualized base salary in effect as of the end of the month preceding the Participant’s Separation Date (as defined in the Severance Plan) and (y) the average annual bonus paid or deemed paid to the Participant for the three full calendar years immediately prior to the calendar year in which the Participant’s Separation Date occurs. Such severance benefit shall be payable monthly over the remaining full or partial months of the Participant’s Protection Period as of the Participant’s Separation Date. In addition, during the Participant’s Protection Period or such longer period as provided by the terms of the applicable welfare benefit plan, program, practice or policy, Noland Company shall continue medical, disability and life insurance benefits to the Participant and/or the Participant’s family. The Participant’s Protection Period is reduced by one day for each day of continued comparable employment by Noland Company or its successor and severance benefits are reduced by all amounts actually earned by Participant from other employment accepted by the Participant after the Participant’s Separation Date.

      If the Participant’s employment is terminated due to the Participant’s death or disability during the Protection Period then Noland Company shall have no further obligations under the Severance Plan other than for the payment of Accrued Obligations (as defined in the Severance Plan) and the timely payment and provision of Other Benefits (as defined in the Severance Plan).

      If a Participant’s employment is terminated for Cause during the Protection Period, then Noland Company shall have no further obligations to the Participant under the Severance Plan other than the obligation to pay to the Participant (i) such Participant’s annual base salary through the Separation Date, and (ii) Other Benefits, in each case to the extent theretofore unpaid.

      As noted above, the cash severance amounts and duration of the benefits payable to a Participant are generally based on the Participant’s Protection Period which is reduced by continued comparable employment. The formula for determining the cash severance amount and the period for which it and benefits are to be paid includes a number of variables, including, among others: (i) the Change in Control Date (as defined in the Severance Plan), (ii) the Participants’ normal retirement date, (iii) the Participant’s Separation Date, (iv) the Participant’s annualized base salary on the date of the Participant’s Separation Date, and v) the average annual bonuses paid to the Participant in the three full calendar years preceding the year in which the Participant’s Separation Date occurs, and (vi) in certain cases, the age of a Participant’s spouse. Thus, without making certain assumptions, it is not possible to quantify the amount of severance or value the benefits a Participant might receive under the Severance Plan. The table below reflects the cash severance and the estimated value of the benefits each of the listed executive officers would receive under the Severance Plan if a Change of Control occurred on June 30, 2005, and the executive: (a) was terminated by Noland Company without Cause as of July 1, 2005, (b) did not seek other

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employment, and (c) was otherwise eligible to receive a benefit under the Severance Plan. No non-employee directors are eligible to participate in the Severance Plan.

		Value of or Estimated Premiums Related to
Executive Officers	Cash Benefit Payable	Continued Welfare Benefits
John E. Gullett	$188,720	$15,707
Arthur P. Henderson, Jr.	602,601	32,231
Lloyd U. Noland, III	1,041,501	32,231
Jean F. Preston	670,599	32,231
James E. Sykes	237,014	21,073
Benjamin A. Williams, III	360,701	15,707

      The foregoing description of the Severance Plan does not purport to be complete and is qualified in its entirety by reference to the Severance Plan, which is filed as Exhibit (e)(9) to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

      Noland Company Supplemental Executive Retirement Plan

      On April 11, 2005, upon the recommendation of the Compensation Committee of the Board of Directors, the Board of Directors of Noland Company approved and adopted the Noland Company Supplemental Executive Retirement Plan (the “Supplemental Plan”), effective as of April 1, 2005.

      Under the Supplemental Plan, each Participant (as defined in the Supplemental Plan), upon loss of employment with Noland Company or an affiliate due to a Change of Control (as defined in the Supplemental Plan) for any reason other than the Participant’s voluntary termination other than for Good Reason (as defined the Supplemental Plan) or termination for Cause (as defined in the Supplemental Plan), earns the right to receive a retirement benefit equal to one-twelfth (1/12) of the difference between the Participant’s Accrued Benefit earned under the Improved Retirement Plan for Employees of Noland Company, as amended from time to time (the “Regular Plan”), and the Accrued Benefit the Participant would have

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received under the Regular Plan assuming his or her employment with Noland Company and its affiliates continued at the same compensation level through the end of his or her Protection Period (as defined in the Supplemental Plan) or to his date of death or disability. Assuming accruals continue under the Regular Plan through a Participant’s Protection Period, a Participant loses one day of his Protection Period for each day of continued comparable employment by Noland Company or its successor.

      Each Participant’s rights to benefits accrued under the Supplemental Plan are fully vested. Generally, single Participants receive their benefits as a straight line life annuity and married Participants receive their benefits as a 100% Joint and Survivor Annuity commencing at their normal retirement date under the Regular Plan.

      The enhanced benefit payable to a Participant under the Supplemental Plan is essentially the additional Accrued Benefit a Participant would earn under the Regular Plan based on his Additional Service Credit (as defined in the Supplemental Plan). Assuming that each of the eligible Participants was terminated July 1, 2005, following a Change of Control, the Additional Service Credits, Accrued Benefits and the present value of the benefit enhancement for each affected officer, as calculated by the Regular Plan’s actuary based on valuation information available at the time of the January 10, 2005 calculation, is set forth in the table below. No non-employee directors are eligible to participate in the Supplemental Plan.

		Additional Annual	Present Value of
		Benefit Payable at	Benefit at 5.75%
Executive Officers	Additional Service Credit	Normal Retirement Rate	Discount Rate
John E. Gullett	1.5	$3,098	$28,200
Arthur P. Henderson, Jr.	3	11,165	88,800
Robert M. Jones	2	2,310	14,200
Lloyd U. Noland, III	3	9,736	77,500
James E. Sykes	2	3,606	28,100
David M. Thompson	2	3,695	25,000

      The foregoing description of the Supplemental Plan does not purport to be complete and is qualified in its entirety by reference to the Supplemental Plan, which is filed as Exhibit (e)(8) to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

      Noland Company Restricted Stock Plan

      Under the Noland Company Restricted Stock Plan (the “Restricted Stock Plan”) the Noland Company board of directors has the authority to issue to certain executives of Noland Company and its subsidiaries an aggregate of up to 10,000 restricted Shares each year. Restricted Shares normally vest over a seven-year period. At the meeting of the Noland Company board of directors on April 11, 2005, the Noland Company board of directors amended the Restricted Stock Plan to authorize the acceleration of vesting in the event of a change of control and approved the vesting in full, immediately prior to the Effective Time, of all Shares issued prior to the Effective Time under the Restricted Stock Plan. As authorized by the Compensation Committee of the Board of Directors in January 2005, Noland Company intends to issue 10,000 restricted Shares pursuant to the Restricted Stock Plan to certain senior executives of Noland Company following the annual meeting of shareholders of Noland Company on May 6, 2005.

      The table below reflect unvested restricted Shares each executive officer of Noland Company is expected to own on June 30, 2005, after the intended issuance by Noland Company of 10,000 restricted Shares following the May 6, 2005 shareholders’ meeting. The table also indicates the present value of the accelerated vesting, based on calculations made pursuant to Treasury Regulations § 1.280G-1(c)(4),

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assuming a value of $74.00 per Share, a Change of Control on June 30, 2005, and the full vesting of all restricted Shares as of that date.

	Unvested Restricted Shares	Present Value of Accelerated
Executive Officers	As of June 30, 2005	Vesting
John E. Gullett	2,400	$83,611
Arthur P. Henderson, Jr.	3,650	127,978
Lloyd U. Noland, III	4,900	172,994
Jean F. Preston	3,950	145,296
James E. Sykes	2,395	84,698
Benjamin A. Williams, III	1,400	71,731

      The foregoing description of the Restricted Stock Plan, as amended, does not purport to be complete and is qualified in its entirety by reference to the Restricted Stock Plan, as amended, which is filed as Exhibits (e)(5) and (e)(6), respectively, to Noland Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 and is incorporated herein by reference.

6. United States Federal Income Tax Considerations, page 19

6.	Please eliminate the statement in the first paragraph that the discussion is a “summary” and your statement on page 20 that your “discussion is for general information only and is not tax advice.” We believe these statements might suggest that holders may not rely on the description of material tax consequences included in the offering document.

Response

     The first sentence of the first paragraph on page 19 in Section 6, “United States Federal Income Tax Considerations,” of the Offer to Purchase will be deleted in its entirety and replaced with the following:

“The following discusses certain material federal income tax consequences of the Offer and, if applicable, any subsequent merger.”

     All occurrences of the word “summary” in Section 6, “United States Federal Income Tax Considerations,” of the Offer to Purchase will be replaced with the word “discussion.” The first sentence of the fourth paragraph of Section 6, “United States Federal Income Tax Considerations,” of the Offer to Purchase will be deleted in its entirety.

10. Source and Amount of Funds, page 22

7.	We note your statement that if “funds under the Facility are not available, Winvest must find other means to finance the Offer and the Merger.” Disclose your alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See item 1007(b) of Regulation M-A.

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     Response

     The Companies do not have any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

     The following will be added at the end of the second paragraph of Section 10 “Source and Amount of Funds; Financing of the Offer and the Merger”:

“Neither Winvest nor WinWholesale has made alternative financing arrangements or alternative financing plans in the event funds under the Facility are not available.”

11. Purpose and Structure of the offer, page 25

Explanatory Note Regarding the Summary of the Merger Agreement: Representations in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures, page 26

8.	Investors are entitled to rely upon disclosures in your publicly filed documents. Please revise your subheading accordingly. In addition, please expand your disclosure to provide an adequate basis for your statement in the second sentence that the information in the merger agreement should not be relied upon as disclosure.

     Response

     The heading “Explanatory Note Regarding the Summary of the Merger Agreement: Representations and Warranties in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” in Section 12, “Purpose and Structure of the Offer; Merger Agreement and Related Documents; Plans for Noland Company After the Offer and the Merger,” will be deleted in its entirety.

     The first paragraph following the heading “Explanatory Note Regarding the Summary of the Merger Agreement: Representations and Warranties in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” will be deleted in its entirety and replaced with the following:

“Our discussion of the terms of the Merger Agreement is intended to provide information about the terms of the Offer and Merger. All capitalized terms used in this Section 12, “Purpose and Structure of the Offer; Merger Agreement and Related

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Documents; Plans for Noland Company After the Offer and the Merger,” as defined terms shall have the meanings ascribed to them in the Merger Agreement unless otherwise defined in this Offer to Purchase.”

9.	We note your statement “Noland Company’s public disclosures are those disclosures that Noland Company sets forth in its public reports filed or furnished with the SEC. The Merger Agreement is not intended to change or supplement the disclosures in Noland Company’s public reports filed or furnished with the SEC.” The Merger Agreement was filed as an exhibit to a publicly filed document. Please revise as appropriate to remove the implication that the referenced Merger Agreement does not constitute a public disclosure.

     Response

     The first paragraph following the heading “Explanatory Note Regarding the Summary of the Merger Agreement: Representations and Warranties in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” will be deleted in its entirety and replaced with the following:

“Our discussion of the terms of the Merger Agreement is intended to provide information about the terms of the Offer and Merger. All capitalized terms used in this Section 12, “Purpose and Structure of the Offer; Merger Agreement and Related Documents; Plans for Noland Company After the Offer and the Merger,” as defined terms shall have the meanings ascribed to them in the Merger Agreement unless otherwise defined in this Offer to Purchase.”

13. Conditions of the offer, page 39

10.	We note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer “at any time from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time from time to time” suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

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     Response

     The final paragraph of Section 13 “Conditions to the Offer” will be deleted in its entirety and replaced with the following:

“The Tender Offer Conditions (other than the Minimum Condition and the HSR Condition) are for the sole benefit of WinWholesale and Winvest and may be asserted by WinWholesale or Winvest or may be waived by WinWholesale or Winvest, in whole or in part, in the sole discretion of WinWholesale or Winvest (subject to the terms of the Merger Agreement); provided, however, that all conditions to the Offer, other than those subject to government approvals, must be satisfied or waived on or before the expiration of the Offer. The failure by WinWholesale or Winvest to exercise any of the foregoing rights will not be deemed a waiver of any right, and each right will be deemed an ongoing right; provided, however, that all conditions to the Offer, other than those subject to government approvals, will be satisfied or waived on or before the expiration of the Offer.”

11.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

     Response

     Each of the Companies confirms that it will not rely on the statement “that the failure to exercise a right will not be deemed a waiver of that right” to tacitly waive a condition of the offer by failing to expressly assert it.

Closing Comments

     As requested by the Staff, attached to this letter as Exhibit A and Exhibit B are statements from WinWholesale and Winvest, respectively, in writing, acknowledging that:

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•	each of the Companies is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any further questions or comments you may have regarding this filing to the undersigned at (937) 222-2500.

Very truly yours,

/s/ Beverly F. Shillito

c:          Mr. Richard W. Schwartz

Exhibit A

Acknowledgement of Primus Inc.

May 3, 2005

     As requested by the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 27, 2005, addressed to Beverly Shillito, of Sebaly Shillito + Dyer, the undersigned, Richard W. Schwartz, President of Primus Inc., a Delaware corporation (the “Company”), hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PRIMUS INC.

By:	/s/ RICHARD W. SCHWARTZ

Richard W. Schwartz
President

Exhibit B

Acknowledgement of Winvest Inc.

May 3, 2005

     As requested by the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 27, 2005, addressed to Beverly Shillito, of Sebaly Shillito + Dyer, the undersigned, Richard W. Schwartz, President of Winvest Inc., a Virgina corporation (the “Company”), hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

WINVEST INC.

By:	/s/ RICHARD W. SCHWARTZ

Richard W. Schwartz
President